[LETTERHEAD OF SICHENZIA ROSS FRIEDMAN FERENCE LLP]

                                                              June 28, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Jeffrey P. Riedler, Assistant Director
              Gregory S. Belliston, Staff Attorney

              Re:   Addison-Davis Diagnostics, Inc.
                    Registration Statement on Form SB-2, filed June 2, 2006 (File No. 333-134667)

Ladies and Gentlemen:

         On behalf of Addison-Davis Diagnostics, Inc. ("Addison-Davis" or the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") as set forth in the comment letter of June 13, 2006.

General

1. We note 4,500,000 of the shares being registered for resale are issuable upon the conversion of the convertible notes issued on April 12, 2006. The third "Whereas" clause in the Subscription Agreement, which is filed as exhibit 10.1 to the Form 8-K filed on April 18, 2006, refers to an Escrow Agreement that does not appear to be filed. Please note that to register a resale of common stock, your private placement must be completed prior to filing the registration statement. In view of the Escrow Agreement, please provide us your analysis as to how the private placement was completed prior to filing. Additionally, tell us whether you had unrestricted access to the proceeds in escrow at the time of filing.

         Response:

         The Company, the investors, and Grushko & Mittman, PC, as escrow agent, entered into a Funds Escrow Agreement as part of the definitive documentation in connection with the Company's April 2006 private placement. The Escrow Agreement set forth the rights and obligations pursuant to which the escrow agent would hold the aggregate purchase price of the investors in escrow to be disbursed to the Company upon the execution of final definitive documents and satisfaction of all closing conditions set forth in the April 2006 Subscription Agreement.

         On April 12, 2006, the Company and the investors executed all transaction documents and satisfied all closing conditions, including, but not limited to, the Company's delivery of the secured convertible notes and warrants to the investors. Further, all of the funds being held in escrow were distributed to the Company, less fees and expenses, at such time. Accordingly, the Company's sale of the secured convertible notes and warrants, the investors' respective purchase of such securities, and the disbursement of the aggregate purchase price for such securities, less fees and expenses, in April 2006 was completed prior to the filing of the registration statement, which occurred on June 2, 2006.

Prospectus Cover Page

2. The legend at the top of this page refers to Material Technologies, Inc. Please explain to us, and in your filing if appropriate, how Material Technologies is involved with this offering.

         Response:

         We have revised the legend at the top of the prospectus cover page to delete "Material Technologies, Inc." This company name was inadvertently included and has no involvement with this offering.

                                                Very Truly Yours,

                                                /s/ Eric A. Pinero

                                                Eric A. Pinero